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SEC 1815
(11-2002)
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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of **October, 2004**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...**X**..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..**X**...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Royal Standard Minerals Inc.
(Registrant)
By:**\s\ Roland M. Larsen**
(Signature)*
President & CEO


Date: **October 15, 2004**

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106   TSX.V:RSM
LISTED: STANDARD & POORS   OTCBB:RYSMF

GOLDWEDGE PROJECT, NYE COUNTY, NEVADA DECLINE DEVELOPMENT

FOR IMMEDIATE RELEASE

SPARKS, NEVADA, OCTOBER 13, 2004, ROYAL STANDARD MINERALS INC. (RSM)
The underground (decline) development program has advanced to approximately 683 feet in length. A total of 39 continuous 5 feet samples, to include rib, muck and drift face samples were collected within the (crosscut) section from 449 feet to 683 feet or 234 linear feet of sampling.

The results of the chemical analysis support the previous gold panning results indicating that the crosscut has intersected at least two significant gold zones. A drift face sample at the 658 feet interval returned 0.404 opt gold. Additional sampling and geologic analysis is scheduled to further evaluate the 33 feet section included within the interval 650 feet to 683 feet. A second significant gold mineralized zone has returned 10' of 0.335 opt gold that included 5' of 0.670 opt gold within the interval 670-680 feet. These intervals are within 15'-20 feet of a gold bearing zone cut in GW-04-02 that returned 20' of 0.20 opt gold that included 5' of 0.31 opt gold. Drill hole #2 is positioned approximately 20 feet below the crosscut floor/sill. These very significant results are more compelling for strong vertical extent to this zone in this portion of the deposit based on the results of drill hole MH-90-95 which lies approximately 50'-70' below the crosscut zone and drill hole #2 returned 25' of 0.625 opt gold and included 10 feet of 1.420 opt gold within this section. Laboratory analyses were carried out by BSI Inspectorate, Sparks, NV.

Plans include bulk sampling of this zone for gold recovery testing. RSM has purchased a used production scale gravity plant that is capable of processing more than 150 tons per hour. It includes nearly all of the equipment to carry out the bulk sample testing necessary to operate the plant and the gold recovery system on a production scale. The plant is expected to be on site at Goldwedge before the end of October, 2004. Gold mineralized bulk samples from the 6720 level will be accumulated for plant testing and gold recovery. Currently RSM has stockpiled approximately 100 tons of gold mineralized material with the objective of mining and stockpiling of at least 3,000 tons for startup of the onsite gravity recovery plant.

Subsequent to plant testing, RSM intends to maintain plant feed from the 6700 level by mining this high grade gold zone both north and south of the current crosscut. An underground drilling program is also planned to be carried out concurrently with the mining and bulk sampling effort.

RSM is an exploration and pre-development company with advanced gold projects in Nevada.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information
Please call Roland Larsen , Qualified Person under 43-101@ (804) 580-8107 or FAX @ (804) 580-4132
Visit our website at Royal-Standard.com